Filed pursuant to Rule 253(g)(2)

File No. 024-11815

This Supplement No. 6, dated November 7, 2022 (which we refer to as “this supplement”), supplements, and should be read in conjunction with, the offering circular (the “Offering Circular”), dated June 28, 2022, of Landa App 3, LLC, a Delaware series limited liability company (which we refer to as “we,” “us,” “our” or “our company”), as supplemented. The purpose of this supplement is to update certain lease information for the following Series (the “Updated Series”):

●	Landa App 3 LLC - 6696 Mableton Parkway SE Mableton GA LLC
●	Landa App 3 LLC - 1363 Hancock Street Brooklyn NY LLC
●	Landa App 3 LLC – 24 Ditmars Street Brooklyn NY LLC
●	Landa App 3 LLC - 368 Irwin Street NE Atlanta GA LLC

LANDA APP 3 LLC

6 W. 18th Street

New York, NY 10011

(646) 905-0931

Landa.app

CURRENT AND PREVIOUS SERIES OFFERINGS

The table below (the “Update Table”) updates the Master Series Tables found in the previously-filed Offering Circular of the Company and reflects the updated information set forth below regarding the series of the Company listed therein (collectively and individually the “Series”) and their underlying properties (the “Properties” and each a “Property”). The information in the Update Table supersedes any contrary previous information contained in the Master Series Table included in the Offering Circular, which can be found here, as amended and supplemented; all other information in the Offering Circular is otherwise unchanged.

Master Series Table

Master Series Table

	Series	Offering Status	Qualification Date	Closing Date	Total Number of Shares Sold(1)	Total Amount Raised(1)($)	Monthly Rental Income(2)($)	Monthly Property Tax($)		Monthly Insurance Expense($)	Monthly Management Fee*
1.	Landa Series 6696 Mableton Parkway	Open	6/27/2022	-	83,530	422,269.21	3,980	315		188	8%
2.	Landa Series 996 Greenwood Ave NE (4)	Open	6/27/2022	-	10,316	262,248.19	5,655	1,969		1,187	8%
3.	Landa Series 24 Ditmars Street	Open	6/27/2022	-	25,180	507,233.47	10,475	362	(3)	289	5%
4.	Landa Series 1363 Hancock Street (5)	Open	6/27/2022	-	25,535	698,790.81	12,800	1,073	(3)	570	5%
5.	Landa Series 132 Cornelia Street	Open	6/27/2022	-	25,822	490,971.76	8953	491	(3)	269	5%
6.	Landa Series 368 Irwin Street NE(4)	Open	6/27/2022	-	36,935	442,093.48	4,471	226		212	8%

*	The Monthly Management Fee payable by each Series is expected to equal eight percent (8%) of the Gross Monthly Rent.

(1)	Reflected as of up to two (2) business days prior to the date of this Offering Circular. Each Series is offering up to a maximum of 100,000 Shares.

(2)	The Monthly Rental Income amount reflects the aggregate monthly rental payment payable under the lease agreements or expected monthly rental amounts for apartment units included in the Property, assuming a 100% occupancy rate for the Property, determined as of the date of this Offering Circular. See “Description of the Properties” for more information.

(3)	Taxes on this Property may be subject to review and adjustment on a semi-annual basis.

(4)	This Property has one or more apartment units that are currently vacant. This Property may earn less income, or may not earn any income at all, and the Manager will not earn its Management Fee on such unleased apartment units until the Manager enters into a new lease agreement with a tenant for such units.

(5)	The tenant occupying Unit #2F is in breach of his Lease Agreement for failure to pay rent. The Manager is currently working with the tenant to vacate the unit. This Property may earn less income, or may not earn any income at all, and the Manager will not earn its Management Fee on this apartment unit until the Manager enters into a new lease agreement with a tenant.

In addition, please see the sections entitled “Description of the Properties” and “Use of Proceeds” included in the Offering Circular for more information regarding the Updated Series.